Exhibit 99.3

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company”) Unit 112, 11127 - 15 Street N.E. Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

October 19, 2021.

Item 3: News Release

The news release was disseminated via Newswire on October 19, 2021 and was filed on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

On October 19, 2021, the Company completed its acquisition (the “Acquisition”) of an 80% interest in Enigma Ltd., operating as Blessed CBD (“Blessed”) for £9,064,000, and will have a three-year option to acquire the remaining 20% of Blessed at any time.

The Acquisition was completed pursuant to the terms of a share purchase agreement (the “Acquisition Agreement”) for aggregate consideration comprised of: (i) 1,136,551 common shares in the capital of the Company (“Common Shares”) valued at £4,864,000 (the “Share Consideration”) on the basis of a deemed price of $7.2856 per Common Share equal to the volume weighted average price per Common Share on the TSX Venture Exchange (the “TSXV”) for the ten consecutive trading days preceding the closing of the Acquisition and £4,200,000 in cash.

The purchase price is subject to a post-closing working capital adjustment provision which enables the parties to adjust the purchase price to offset any increase or decrease of the net working capital as of the closing date. The Common Shares issued pursuant to the Share Consideration are subject to a statutory hold period of four months and one day.

In addition to the foregoing, Blessed’s founder has agreed to grant the Company an option to acquire all the remaining shares in Blessed not held by the Company and become the sole shareholder of Blessed (the “Call Option”), at an enterprise value equal to the trailing twelve months of revenue at that time multiplied by 2.2. The Call Option will be exercisable at any time for a period of three years following the Acquisition. In addition, the Company has agreed to grant Blessed’s founder an option to put to the Company the remaining shares in Blessed not held by the Company (the “Put Option”), at the same enterprise value of the Call Option. The Put Option will be exercisable by Blessed’s founder for a period of two years following the first anniversary of the Acquisition. The consideration under the Call Option or Put Option, if exercised, will be satisfied in Common Shares, on the basis of a deemed price per Common Share equal to the volume weighted average price per Common Share on the TSXV for the ten consecutive trading days preceding closing of the Call Option or Put Option, as the case may be.

In connection with the closing of the Acquisition, Blessed’s founder and Chief Executive Officer, Vithurs Thiru (known more commonly as “V”) has joined the Company as Senior Manager of Search (SEO) to help grow the Company’s CBD business globally. In connection with his appointment, the Company has granted him 25,000 stock options exercisable at $7.17 per Common Share for a period of three years.

Item 5.1: Full Description of Material Change

Please see news release attached as Schedule “A”.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted: Raj Grover

President, Chief Executive Officer & Director Tel: (403) 770-9435 Email: raj@hightideinc.com

Item 9: Date of Report

October 27, 2021.

SCHEDULE “A”

(See attached)

High Tide Closes Acquisition of Blessed CBD and Enters U.K. Market

  This closing represents High Tide's 5th global e-commerce related acquisition in 2021, taking e-commerce revenue run-rate from approximately $10.6 million on October 31, 2020 to just under $60 million today.
  With almost 5 million site visits in 2020, Blessed CBD is one of the most popular direct-to-consumer CBD brands in the U.K.1
  Blessed has a strong financial profile which generated 81% gross margins and 54% EBITDA margins for the 12 months ended August 2021.2
  Highly accretive transaction for shareholders, as Blessed generated revenue of £5.1 Million and £2.8 Million in EBITDA for the 12 months ended August 2021.3

CALGARY, AB, Oct. 19, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (NASDAQ: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, is pleased to announce, that further to its press release dated October 7, 2021, the Company has completed its acquisition (the "Acquisition") of an 80% interest in Enigmaa Ltd., operating as Blessed CBD, ("Blessed") for £9,064,000 (the "Transaction"), and will have a three-year option to acquire the remaining 20% of Blessed at any time.

High Tide Inc. October 18, 2021 (CNW Group/High Tide Inc.)

Founded in 2019 with its headquarters in Scotland, Blessed has quickly grown to become one of the most popular brands for hemp-derived CBD products across the U.K., including CBD oils, creams, gummies, and capsules. In 2020 Blessed had almost 5 million site visits and an average order value of approximately £75.

This is High Tide's fifth acquisition in the global e-commerce space in 2021, which brings High Tide's online portfolio to a total of eight e-commerce platforms across cannabis, hemp-derived CBD, and consumption accessories, servicing customers across the U.K., E.U., and North America. These transactions have collectively contributed to increasing the Company's annual run-rate e-commerce revenue from approximately $10.6 million at the end of October 31, 2020, to just under $60 million today.

The Acquisition was completed pursuant to the terms of a share purchase agreement (the "Acquisition Agreement"), a copy of which is available on the Company's SEDAR profile. High Tide acquired 80% of Blessed for consideration comprised of: (i) 1,136,551 common shares of High Tide (each a "High Tide Share") valued at £4,864,000 (the "Share Consideration"), on the basis of a deemed price of $7.2856 per High Tide Share, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange ("TSXV") for the ten consecutive trading days preceding the closing of the Acquisition; and (ii) £4,200,000 in cash. In addition, pursuant to the Acquisition Agreement, the purchase price is subject to a post-closing working capital adjustment provision. Under this provision, the parties will adjust the purchase price to offset any increase or decrease of the net working capital as of the closing date.

The High Tide Shares issued pursuant to the Share Consideration are subject to a statutory hold period of four months and one day.

In addition to the foregoing, Blessed's founder has agreed to grant High Tide an option to acquire all the remaining shares in Blessed not held by High Tide, and become the sole shareholder of Blessed (the "Call Option"), at an enterprise value equal to the trailing twelve (12) months of revenue at that time multiplied by 2.2. The Call Option will be exercisable at any time for a period of three (3) years following the Acquisition. In addition, High Tide has agreed to grant Blessed's founder an option to put to High Tide the remaining shares in Blessed not held by High Tide (the "Put Option"), at the same enterprise value of the Call Option. The Put Option will be exercisable by Blessed's founder for a period of two (2) years following the first anniversary of the Acquisition. The consideration under the Call Option or Put Option, if exercised, will be satisfied in High Tide Shares, on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on the TSXV for the ten (10) consecutive trading days preceding closing of the Call Option or Put Option, as the case may be.

KPMG LLP conducted financial due diligence on behalf of High Tide for the Transaction. Garfinkle Biderman LLP and Ince Gordon Dadds LLP are acting as legal advisors for High Tide in connection with the Transaction and Carlsquare and Addleshaw Goddard LLP acted for Blessed in connection with the Transaction.

In connection with the closing of the Transaction, Blessed's founder and Chief Executive Officer, Vithurs Thiru (known more commonly as "V"), will join the High Tide team as Senior Manager of Search (SEO) of the Company, and will help grow High Tide's CBD business globally. In connection with V's appointment, High Tide granted 25,000 stock options (the "Options") to V, exercisable at CAD$7.17 per High Tide Share for a period of 3 years.

ABOUT BLESSED CBD

Enigmaa Ltd., operating as Blessed CBD is one of the leading online retailers of hemp-derived CBD products in the U.K. The company provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed CBD has been featured as the best UK CBD Oil in several publications including The Mirror, Reader's Digest, and Maxim Magazine.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 101 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021.  High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking statements.

Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward- looking statements contained herein include, but are not limited to, statements regarding: the creation of synergies and cross-selling across High-Tide's e-commerce platforms; High Tide's ability to become a global leader in the e-commerce marketplace for hemp-derived CBD products; the ability of V to grow High Tide's CBD business globally; the ability of the Acquisition to serve as an entry point into the EU marketplace for the Company; V joining the Company as General Manager of Digital Marketing and SEO; the growth-rate of the global CBD market; High Tide's e-commerce revenue increasing to an annual run-rate of just under $60,000,000; and the expected working capital of Blessed on Closing.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that upon completion of the Transaction, High Tide will be able to increase its annual run-rate; the Transaction will serve as an entry point into the EU marketplace; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; the Transaction will create synergies across its e-commerce platforms; V will join the Company as General Manager of Digital Marketing and SEO; Blessed will have the stated working capital upon closing of the Transaction; either the Call or Put Option will be exercise; High Tide's annual run-rate will increase to $60,000,000 and current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities). Although considered reasonable by management of High Tide at the time of preparation, these assumptions may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the potential inability of the Company to continue as a going concern; the risks associated with the cannabis and CBD industries in general; the inability of High Tide to create synergies across it's e-commerce platforms; High Tide's inability to become a global leader in the e-commerce marketplace for hemp-derived CBD products; the inability of V to grow High Tide's CBD business globally; the inability of the Transaction to serve as an entry point into the EU marketplace; risks that the global CBD market will not grow at the anticipated growth-rate; risks associated with potential legislative and/or regulatory changes by the relevant governmental and/or regulatory bodies; risk that V will not join the Company; risk that Blessed will not have the requisite working capital upon closing of the Transaction; risk that the Company's annual run-rate will not increase to $60,000,000; and risk that neither the Company nor V will exercise the Call or Put Option.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and   applicable state securities laws, or an exemption from such registration is available.

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[1] Data according to Google Analytics.
[2] Unaudited.
[3] Unaudited.

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SOURCE High Tide Inc.

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For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 19-OCT-21